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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________________________________________
Form 11-K

_________________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 001-35832
_________________________________________________________

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
TABLE OF CONTENTS

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Science Applications International Corporation Retirement Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2024.
Tulsa, Oklahoma
June 18, 2025

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2024	2023
	(in thousands)
ASSETS:
Investments, at fair value	$5,366,221	$4,963,065
Receivables:
Notes receivable from participants	31,571	29,951
Employer contributions	22,762	21,841
Total receivables	54,333	51,792
Total assets	5,420,554	5,014,857
LIABILITIES:
Excess contributions due to participants	3	3
NET ASSETS AVAILABLE FOR BENEFITS	$5,420,551	$5,014,854

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,	December 31,
	2024	2023
	(in thousands)
INVESTMENT INCOME:
Net appreciation in fair value of investments	$514,368	$678,105
Interest and dividends	96,991	69,992
Net investment income	611,359	748,097

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	2,306	1,777

CONTRIBUTIONS:
Participants	226,236	216,566
Employer	85,922	81,542
Participant rollovers	52,656	41,811
Total contributions	364,814	339,919

DEDUCTIONS:
Distributions paid to participants	573,201	405,915
Administrative expenses	2,900	2,518
Total deductions	576,101	408,433

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS	402,378	681,360

NET TRANSFERS FROM OTHER PLAN	3,319	—

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	405,697	681,360

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,014,854	4,333,494
End of year	$5,420,551	$5,014,854

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

1.     DESCRIPTION OF THE PLAN
The following brief description of the Science Applications International Corporation Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan. Within these financial statements, Science Applications International Corporation ("SAIC" or "Employer" or the “Company”) refers to the sponsoring employer.
General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Both participant and Employer contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Benefit Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.
Eligibility— All employees of the Company, other than those in the ineligible classes outlined in the Plan document, are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions. Generally, employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.
Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum of 50% of the participant deferral or rollover, as applicable.
Employer Contributions—The Company may make matching 401(k) contributions. Eligible participants may receive Company matching 401(k) contributions based on a percentage (up to a maximum match percentage of 4%), depending on the fringe benefit package, which are invested per participant direction. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code ("IRC"); however, the Company made no such additional contributions for the Plan years ended December 31, 2024 and 2023.
Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, Company contributions, which are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses, distributions, and an allocation of a portion of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.
Investment Funds—As of December 31, 2024 and December 31, 2023, the Plan held investments in 7 mutual funds, 21 collective trust funds, a self-directed brokerage fund, and 2 Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the “Stock Funds”). All amounts in the Stock Funds are invested in Science Applications International Corporation common stock, except for estimated cash reserves, which are invested in the Vanguard Federal Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.
Plan Amendments and Termination—On December 14, 2023, the Plan was amended to reflect the merger of the Koverse, Inc. 401(k) Plan with and into the Plan, which was effective March 1, 2024. This is in connection with the Company's acquisition of Koverse, Inc. during the year ended December 31, 2021. Undistributed participant account balances totaling approximately $3,319,000 were transferred into the Plan. Certain other provisions were adopted to align Plan terms with prior operation regarding certain employees who received matching contributions in 2021 and 2022.
Effective December 30, 2024, the Plan was amended to reflect certain provisions of the SECURE 2.0 Act of 2022 as well as certain other discretionary amendments.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Vesting and Forfeitures—Participants’ elective deferrals, rollover contributions and Employer contributions together with associated earnings or losses vest immediately. Unvested balances from other plans merged into the Plan in prior years continue to vest according to their original vesting schedules. Forfeitures are used to offset Employer contributions or certain eligible Plan expenses. During the year ended December 31, 2024, forfeitures were used to offset Employer contributions in the amount of approximately $1,347,000 and to pay administrative expenses of approximately $70,000. During the year ended December 31 2023, forfeitures were used to offset Employer contributions in the amount of approximately $1,133,000 and to pay administrative expenses of approximately $12,000. Forfeitures available for future use amounted to approximately $123,000 and $66,000 as of December 31, 2024 and 2023, respectively.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000 with a maximum of one outstanding loan per participant. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. The loans bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions.
Distributions to Participants—For vested account balances less than $1,000, participants receive their vested account balance in a single lump sum following termination of employment with the Company. For vested account balances between $1,000 and $7,000, a participant’s vested account balance is automatically rolled over into an Individual Retirement Account following termination. For vested account balances that exceed $7,000, balances are not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made when participants die or become permanently disabled while employed by the Company. After attaining the age of 59-1/2, a participant may make withdrawals even if still employed by the Company. Participants may make withdrawals from the Plan prior to attaining the age of 59-1/2 from their rollover account or if the participant incurs a financial hardship, as specified by the Plan document. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.
Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 28, 2014, that the Plan was designed in accordance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Management recognizes tax liabilities for uncertainty in income taxes when it is more likely than not that a tax position would not be sustained upon examination by and settlement with the IRS. As of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group ("Vanguard") or an affiliate thereof. Vanguard is also the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Members of the Science Applications International Corporation Benefit Plans Committee also participate in the Plan and qualify as parties-in-interest. Notes receivable from participants also qualify as party-in-interest transactions.
SAIC is the sponsoring employer as of December 31, 2024 and 2023. The value of SAIC shares held by the Plan in the Stock Funds was approximately $108,969,000 and $127,903,000 as of December 31, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, the Stock Funds earned dividends of approximately $1,491,000 and $1,559,000. There was a depreciation in value by approximately $12,662,000 and an appreciation in value by approximately $13,607,000 as of December 31, 2024 and 2023, respectively.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value. There have been no changes in investment valuation methodologies. Valuation and income recognition policies are as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Stock—Investments in shares of SAIC common stock are recorded at their last quoted market price on the last business day of the respective plan year. SAIC shares were publicly traded on the New York Stock Exchange through the year ended December 31, 2023, subsequently moving to the NASDAQ in March 2024.

Self-Directed Brokerage Fund—The Plan’s investments in the self-directed brokerage fund are stated at fair value based on quoted market prices.

Investment in Collective Trusts—The Plan's investments in collective trusts are carried at net asset value (“NAV”) per unit as a practical expedient to estimate fair value, which is determined by the trustee using the fair value of the underlying investments.

Investment Income—Realized gains and losses on sales of investments are calculated as the difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or on the date of purchase if purchased during the year. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date.

Investment Risks and Uncertainties—The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance, plus accrued, unpaid interest of loans outstanding. If a participant defaults on a loan, it becomes a distribution from the Plan to the participant.

Distributions Paid to Participants—Benefit payments to participants are recorded upon distribution. There were no distributions payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2024 and 2023.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document. Payments for service fees, professional fees, and plan-related investment advisory fees are generally funded from assessments charged on participant accounts.

3.    FAIR VALUE MEASUREMENTS
Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:
Level 1    Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2    Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The following table sets forth the Plan’s investments at fair value and by level, as applicable, as of December 31, 2024 and 2023:

	Level 1		Total
	2024	2023	2024	2023
	(in thousands)
Mutual funds	$1,396,566	$1,380,262	$1,396,566	$1,380,262
SAIC common stock	108,969	127,903	108,969	127,903
Self-directed brokerage fund	110,728	86,276	110,728	86,276
Subtotal	$1,616,263	$1,594,441	$1,616,263	$1,594,441
Collective trusts—measured at NAV			3,749,958	3,368,624
Total			$5,366,221	$4,963,065

Collective trusts are measured at fair value using NAV as a practical expedient for fair value and have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. The Plan has no unfunded commitments to the collective trusts, and there are no redemption restrictions. There were no Level 2 or Level 3 investments as of December 31, 2024 and 2023.

4.    SUBSEQUENT EVENTS

In preparing the accompanying financial statements, management of the Plan has evaluated all subsequent events and transactions for potential recognition or disclosure through June 18, 2025, the date the financial statements were issued.

******

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

		EIN: 30-6419427	Plan #001
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest and Collateral	Cost	Current Value
			(in thousands)
*	Science Applications International Corporation common stock	Company Stock	**	$108,969
	Dodge & Cox Stock Fund Class X	Mutual Fund	**	241,676
	T. Rowe Price Institutional Mid Cap Equity Growth Fund	Mutual Fund	**	149,313
*	Vanguard FTSE All-World ex-US Index: Institutional Shares	Mutual Fund	**	198,641
*	Vanguard Federal Money Market Fund	Mutual Fund	**	270,565
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	119,659
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual Fund	**	373,890
*	Vanguard Short-Term Bond Index Fund Institutional	Mutual Fund	**	42,822
	Columbia Trust Emerging Markets Equity Fund; Founders Cl	Collective Trust	**	34,365
	Loomis Sayles Core Plus Fixed Income Trust Class C	Collective Trust	**	71,207
	T.Rowe Price Large Cap Growth Class L	Collective Trust	**	35,628
	T. Rowe Price U.S. Mid Cap-Value Equity Trust; D Class	Collective Trust	**	61,457
*	Vanguard Institutional 500 Index Trust	Collective Trust	**	899,868
*	Vanguard Institutional Extended Market Index Trust	Collective Trust	**	241,565
*	Vanguard Institutional Total Bond Market Index Trust	Collective Trust	**	237,920
*	Vanguard Target Retirement 2020 Trust Plus	Collective Trust	**	163,206
*	Vanguard Target Retirement 2025 Trust Plus	Collective Trust	**	305,476
*	Vanguard Target Retirement 2030 Trust Plus	Collective Trust	**	391,129
*	Vanguard Target Retirement 2035 Trust Plus	Collective Trust	**	297,231
*	Vanguard Target Retirement 2040 Trust Plus	Collective Trust	**	239,179
*	Vanguard Target Retirement 2045 Trust Plus	Collective Trust	**	208,828
*	Vanguard Target Retirement 2050 Trust Plus	Collective Trust	**	156,186
*	Vanguard Target Retirement 2055 Trust Plus	Collective Trust	**	91,084
*	Vanguard Target Retirement 2060 Trust Plus	Collective Trust	**	52,513
*	Vanguard Target Retirement 2065 Trust Plus	Collective Trust	**	18,634
*	Vanguard Target Retirement 2070 Trust Plus	Collective Trust	**	2,470
*	Vanguard Target Retirement Income Trust Plus	Collective Trust	**	104,174
	Wellington Trust Small Cap 2000	Collective Trust	**	118,693
	Wellington Trust TIPS	Collective Trust	**	19,145
	Self-Directed Brokerage Fund	Various	**	110,728
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 9.50%; maturities from January 2025 to October 2054	**	31,571
	Total			$5,397,792

*	Indicates party-in-interest to the Plan
**	Not applicable - Historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By: Science Applications International Corporation Benefit Plans Committee

Date: June 18, 2025	/s/ Paul C. Lehrer
Paul C. Lehrer
Authorized Official
Science Applications International Corporation

Exhibit Index

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm